Exhibit 99.1

News Release

PartnerRe Ltd. Prices €750 million in 1.25% Notes due 2026

PEMBROKE, Bermuda, September 8, 2016 -- PartnerRe Ltd. today announced that it has priced, through its indirectly wholly-owned subsidiary PartnerRe Ireland Finance DAC, €750 million of 10-year fixed rate 1.25% Notes. The Notes, which will be fully and unconditionally guaranteed by PartnerRe Ltd., will have a maturity of September 15, 2026, and will be listed on the main securities market of the Irish Stock Exchange.

The Notes, which collected orders in excess of €3 billion including from leading institutional investors in Asia-Pacific, represent the first issuance ever of a Bermuda insurer and reinsurer in the Euro-denominated bond market. The Notes are being issued at an issue price of 99.144% of the principal amount of the Notes.

PartnerRe intends to use the proceeds to redeem Series D 6.5% and Series E 7.25% preferred shares, to refinance a $250 million bond at 6.875% due in 2018, and for general corporate purposes.

For the effect of these actions on its capital structure, PartnerRe is expected to achieve yearly pre-tax savings on interest payment and dividends of approximately $16 million starting from 2017 financial year.

Commenting on the Notes issuance, Emmanuel Clarke, PartnerRe President and CEO said: “The transaction represents an important recognition of our leadership position in the global reinsurance market and enhances the quality of the capital on our balance sheet. The increased financial flexibility which we have gained by complementing our capital market presence in North America with access to the Euro-denominated market is a competitive advantage which will allow us to better serve our clients and which we expect to continue to leverage in the future.”

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Notes or any other security. The Notes have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States or to a US person absent registration or an applicable exemption from registration requirements.

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

Exhibit 99.1

News Release

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PartnerRe on the Internet: www.partnerre.com

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through PartnerRe’s three business segments: Property & Casualty, Specialty Lines and Life & Health. For the year ended December 31, 2015, total revenues were $5.4 billion. At June 30, 2016, total assets were $22.4 billion, total capital was $7.8 billion and total shareholders’ equity attributable to PartnerRe was $7.0 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+ / Fitch A+.

Forward-Looking Statements

Forward-looking statements contained in this press release are based on PartnerRe’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in PartnerRe’s filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

Exhibit 99.1

News Release

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Ryan Lipschutz	Robin Weinberg/Spencer Waybright
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com